Exhibit 99.1

PowerBank Achieves Key Grid Interconnection Milestone for Sydney Community Solar Project in Nova Scotia

Sydney Community Solar Project to Deliver Clean Energy Equivalent to 222 Homes Annually

Enables Residents and Businesses to Access Solar Without Rooftop Installation

Advances Alignment with Nova Scotia’s 80% Renewable Energy Target by 2030

Toronto, Ontario, April 30, 2026 — PowerBank Corporation (NASDAQ: SUUN; Cboe CA: SUNN, FSE: 103) (“PowerBank” or the “Company”), a leader in North American energy infrastructure development and asset ownership, announces execution of the Standard Small Generator Interconnection and Operating Agreement (SSGIA) for the Sydney ground-mounted community solar project (the “Project”). The Sydney project is approximately 2.43 MW in size, and the most recent news regarding the Project can be found here.

The Project has also received the necessary permits from the municipality. Given the successful completion of the SSGIA, PowerBank will now be proceeding to environmental permitting. PowerBank targets commencement of ground preparation in Fall 2026 for the Sydney project, subject to final permitting and financing.

The Project is owned by AI Renewable Flow-through Fund and PowerBank is the lead developer for the Project. PowerBank has partnered with local Nova Scotia’s trusted engineering firm, Trimac Engineering, to deliver the Projects. PowerBank has been at the forefront of community solar development in the United States with over 50 MW of community solar projects completed and is proud to be deploying its expertise in Canada as the community solar market develops there.

Over the lifetime of the Project, it is expected to generate approximately $1.79 Million in electricity savings for the local community in Cape Breton, Nova Scotia. These savings come with the additional benefits including local job creation, economic activity, and emissions reductions.

Community Solar is a cornerstone of Nova Scotia’s bold commitment to achieve 80% renewable energy by 2030 and net-zero by 2035.

Unlike traditional rooftop systems, community solar allows renters, businesses, and homeowners to subscribe to the solar farm and receive bill credits and savings of $0.02/kWh—without installing any equipment. Project feeds directly into the local electricity grid and offers a flexible, accessible way for Nova Scotians to participate in the clean energy transition. As one of only four community solar contracts awarded under the program so far, the Sydney project contributes approximately 2.43 MW DC to the 100 MW AC of planned solar additions that will help reduce fossil fuel reliance and drive local economic development.

The Project leverages PowerBank’s proven execution capabilities and strategic partnerships. With over 100 MW of projects built and a 1+ GW development pipeline, PowerBank brings institutional-grade development expertise to Atlantic Canada. The Project’s clear timeline ensures near-term EPC revenue generation, and positions PowerBank to obtain additional development contracts in the high-growth community solar market. All MW numbers presented as MW DC unless otherwise specified.

There are several risks associated with the development of the Project. The development of any project is subject to receipt of interconnection approval, a community solar contract, receipt of required permits, the availability of third-party financing arrangements for the Company and the risks associated with the construction of a solar power project. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar power, which could result in the Project no longer being economic. Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the Project and statements made in this press release.

About PowerBank Corporation

PowerBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar and Battery Energy Storage System (BESS) projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading North America markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 100 megawatts built. To learn more about PowerBank, please visit www.powerbankcorp.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s growth strategies the expected energy production from the solar power projects mentioned in this press release; the number of homes expected to be powered; the timeline for construction; the expected savings for local residents; the receipt of interconnection permits and financing to be able to construct the Project; the receipt of incentives for the Project; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar Project exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: ir@powerbankcorp.com

Phone: 289.439.4718

Source: PowerBank Corporation